Exhibit 2.2

EXECUTION COPY

11 July 2006

AGREEMENT

FOR THE SALE AND PURCHASE OF

THE PROCESSING, LICENSING, DEVELOPMENT

AND SUPPORT BUSINESS

OF

CTL CARD TECH SERVICES LIMITED

between

CTL CARD TECH SERVICES LIMITED

and

TSYS CARD TECH SERVICES LIMITED

10.	PERFORMANCE OF CONTRACTS	17
11.	REIMBURSEMENT AND APPORTIONMENT OF CONTRACTUAL
	PAYMENTS AND PERIODIC OUTGOINGS	18

12.	PAYABLES AND RECEIVABLES	19
13.	EMPLOYEES	20
14.	CTSL PROPERTIES	20
15.	ACTION AFTER COMPLETION	20
16.	POST-COMPLETION RESTRICTIONS ON THE SELLER’S BUSINESS
	ACTIVITIES	21

17.	ANNOUNCEMENTS	22
18.	ASSIGNMENT	23
19.	RIGHTS OF THIRD PARTIES	23
20.	ENTIRE AGREEMENT AND VARIATION	23
21.	WAIVER	24
22.	CUMULATIVE RIGHTS AND REMEDIES	24
23.	EFFECTS OF COMPLETION	24
24.	SET-OFF	24
25.	COSTS	24
26.	COUNTERPARTS	24
27.	NOTICES	24
28.	GOVERNING LAW	25
29.	JURISDICTION	25
30.	SERVICES OF PROCESS	25

Schedule 1 Contracts

Schedule 2 Liabilities

Schedule 3 Intellectual Property of CTSL

Schedule 4 CTSL Intellectual Property Licences

Schedule 5 Agreed Form Intellectual Property Assignment Unregistered IP Assignment

Schedule 6 Employees

Schedule 7 Real Property

Schedule 8 Web Sites

Schedule 9 Agreed Form Letters

THIS AGREEMENT is made on 11 July 2006 between the following parties:

(1)	CTL CARD TECH SERVICES LIMITED, a company incorporated in Cyprus (registered number 42004), whose registered office is at Neoptolemou, 6, Nicosia, Cyprus (the “Seller”); and
(2)	TSYS CARD TECH SERVICES LIMITED, a company incorporated in Cyprus (registered number 151307, whose registered office is at 90 Archbishop Makarios III, P.C. 1660, Nicosia, Cyprus (the “Buyer”).

RECITALS

The Seller carries on the CTSL Business as a going concern and has agreed to sell the CTSL Business to the Buyer and the Buyer has agreed to buy the CTSL Business for the consideration and upon the terms and subject to the conditions set out in this Agreement and the Deed of Warranty.

IT IS AGREED as follows:

1.	INTERPRETATION

In this Agreement, save as set out below, expressions defined in the Deed of Warranty shall have the meanings ascribed thereto in the Deed of Warranty:

“Assets”	means all property, assets and rights of the CTSL Business agreed to be sold and purchased under this Agreement including, without limitation, the Contracts and excluding the Excluded Assets;
“Assumed Liabilities”	means the liabilities or obligations listed or described in Clause 3;
“Business Rights”

means the benefit of all rights, entitlements or claims to which the CTSL Business is entitled arising directly or indirectly out of or in connection with the operation of the CTSL Business (including as arising under any warranty, condition, guarantee, indemnity, contract, agreement or policy of insurance) other than, for the avoidance of doubt, any rights, entitlements or claims of the Seller arising from or in connection with this Agreement or the Deed of Warranty and “Business Right” shall mean the benefit of any of them;

“Cash”	means cash or cash equivalents in hand, or in a bank account, or credited to any bank account, including all interest accrued thereon;
“Competing Business”

means any business of processing, licensing, development and support of card management systems to the banking and financial services industry similar to that of the CTSL Business operated by the Seller at Completion;

“Completion”	means completion of the sale and purchase of the CTSL Business in accordance with Clause 8 of this Agreement;
“Completion Date”	means the date of this Agreement;
“Consultants”	means the consultants who provide consultancy services to the Seller at the date of this Agreement and whose names are listed at Part C of Schedule 6;
“Contracts”

means all contracts and other commitments of the Seller relating wholly or partly to the CTSL Business wholly or partly unperformed at the Effective Time including, without limitation, customer and supplier contracts, Computer Contracts, consultants contracts, distribution agreements, the CTSL Intellectual Property Licences In, CTSL Intellectual Property Licences Out, any agreements relating to any CTSL Property (all such Contracts, other than the CTSL Intellectual Property Licences In, CTSL Intellectual Property Licences Out and agreements relating to any CTSL Property, being set out in Schedule 1);

“CTSL Buy-out Agreements”

means all agreements and other documents relating to the purchase of the entire issued share capital of the Seller by any of Jaffar Agha-Jaffar and Bashar Chalabi from any of the Previous Shareholders;

“CTSL Purchase Price”	has the meaning given in Clause 5.1;

“CTSL Shares”	means the entire issued share capital of the Seller;
“Customer Prepayments”	means any payments, prepayments or deposits made by any customer of the CTSL Business prior to the Effective Time in relation to any Contracts in respect of the period after the Effective Time;
“Deed of Warranty”	means the agreement entered into on today’s date between, amongst others, Jaffar Agha-Jaffar, Bashar Chalabi, the Seller, CTL Limited and the Buyer relating, inter alia, to this Agreement;
“Deficiency Debt”	means any liability of the Seller under section 75 or section 75A of the Pensions Act 1995 prior to the Effective Date or such equivalent legislation as is applicable;
“Discrimination Claim”

means any claim brought by any Employee relating to the exclusion from, a limitation of benefits under, any pension plan offered to any such employees of the Seller prior to the Effective Date (whether or not including the Employees) on the grounds of (directly or indirectly) sex, race, religion, age, sexual orientation, disability, part-time or fixed-time status;

“Dubai Assets”	means such of the Assets which comprise the Dubai Business;
“Dubai Branch”	means the Dubai branch of CTSL operated from Mazaya Center;

“Dubai Business”

means all such parts of the CTSL Business to be sold by the Seller and purchased by the Buyer and which are located in, operated from or otherwise directly related to the Dubai Branch or effected by any of the Dubai Employees

“Dubai Employees”	means such of the Employees who are engaged in the Dubai Business and are located at or carry out their duties from the Dubai Branch, in each case as shown in Part B of Schedule 6;
“Effective Time”	means 23:59 on the Business Day before Completion Date;
“Employees”	means all persons who, at the Effective Time, are employed by the Seller in connection with the CTSL Business and who are listed at Part A of Schedule 6;
“Employment Costs”	means each and every cost incurred by an employer in respect of the employment of an Employee;
“Employment Regulations”

means in respect of Cyprus LAW 104(I)/2000 for the Protection of the Rights of Employees in case of Transfer of Business, Installations or Business Departments, or any other legislation enacted under EC Council Directive 2001/23;

“Equipment”

means all equipment and fixtures and fittings owned by the Seller and used in connection with the CTSL Business and leasehold improvements to the Properties at the Effective Time but excluding the landlords’ fixtures and fittings;

“Excluded Asset”	means the property, assets and rights of the CTSL Business listed or described in Clause 4;

“Excluded Liabilities”

means all debts, liabilities or obligations of any nature whatsoever, and, whether actual or contingent, relating to the CTSL Business and outstanding on or accrued at or due up to and including the Effective Time including, without limitation, those listed in Clause 4.2 but not including the Assumed Liabilities;

“Existing Employment Contract”	means any existing contract of employment with any Employee;
“Goodwill”

means the goodwill of the CTSL Business and the exclusive right of the Buyer to use the names “Card Tech”, “CTL” and “CTSL” and to represent itself as carrying on the CTSL Business in succession to the Seller after the Effective Time;

“Indebtedness”	means any obligation for the payment or repayment of borrowed money, whether present or future, actual or contingent, sole or joint;
“Payables”

means all amounts owed by the Seller at the Effective Time in connection with the CTSL Business to or in respect of trade and other creditors and accrued charges in respect thereof including without limitation in respect of goods and services provided to the CTSL Business up to the Effective Time, but not including liabilities for value added tax or Taxation on profits or chargeable gains;

“Periodic Outgoings”

means all periodic expenses and amounts payable in relation to the CTSL Business including rents, rates, service charges, insurance premiums, gas, water, electricity and telephone charges, royalties and salaries and other such periodic outgoings (excluding, for the avoidance of doubt, Payables);

“Permitted Encumbrances”	shall have the meaning ascribed thereto in the Deed of Warranty;

“Previous Shareholders”

means Raad Chalabi and Mohammed Al-Bassam any other person other than Jaffar Agha Jaffar and Bashar Chalabi who prior to the completion of the purchase of the entire issued share capital of the Seller pursuant to the CTSL Buy-out Agreements was the legal or beneficial owner of any shares in the Seller;

“Receivables”

means all amounts owed to the Seller at the Effective Time (and whether or not yet invoiced or due and payable at that time) in connection with the CTSL Business from or in respect of trade and other debtors and including without limitation in respect of goods and services provided by the CTSL Business up to the Effective Time but not including Customer Prepayments;

“Records”

means all the books and records of the Seller relating to the CTSL Business which relate to any of the Assets or any of the Assumed Liabilities including lists of customers and books of account, ledgers and invoices in relation thereto;

“Seller Prepayments”	means prepayments that the Seller has made prior to the Effective Time in relation to Periodic Outgoings and Contracts in respect of the period after the Effective Time;
“Seller’s Group”

means the Seller, or any company which is, on or at any time after the date of this Agreement, a subsidiary or holding company of the Seller or a subsidiary of a holding company of the Seller and any Affiliate of any of the same;

“Third Party Consents”

means all consents, licences, approvals, permits, authorisations or waivers required from third parties in respect of the conveyance, transfer, assignment or novation or underletting in favour of the Buyer of any of the Assets in terms satisfactory to the Buyer;

“Transferred Right”

means the right of any Employee to claim benefits (in the form of a pension for life or a lump sum but excluding invalidity or death in service benefits) which are due to commence on being made redundant or otherwise leaving the employment of the Buyer;

“Unregistered Intellectual Property Assignment”	means the Agreed Form assignment attached at Schedule 5 of unregistered intellectual property included in the Intellectual Property of CTSL; and
“VAT”	means value added tax charged under or pursuant to the Value Added Tax Law or the Sixth Council Directive and any other tax of a similar nature in any other relevant jurisdiction;

In this Agreement:

1.1.1

references to a “person” include an individual, body corporate (wherever incorporated), unincorporated association, trust or partnership (whether or not having separate legal personality), government, state or agency of a state, or two or more of the foregoing;

1.1.2	references to a clause or schedule are to a clause or schedule of this Agreement, and references to this Agreement include the schedules;
1.1.3	the headings in this Agreement do not affect its construction or interpretation;
1.1.4

references to a statute or a statutory provision include references to such statute or provision as amended or re-enacted whether before or after the date of this Agreement and include all subordinate legislation made under the relevant statute whether before or after the date of this Agreement save where that amendment or re-enactment will extend or increase the liability on any party under this Agreement;

1.1.5	a reference to a document is a reference to that document as amended or modified from time to time in writing by the mutual consent of the parties;
1.1.6	references to writing shall be deemed to include any modes of reproducing words in a legible or non-transitory form;
1.1.7	the singular includes the plural and vice versa and any gender includes any other gender;
1.1.8

the “winding up”, “dissolution” or “administration” of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business, including proceedings whereby liquidation, winding up, reorganisation, dissolution, administration, arrangement, adjustment, protection or debtor’s relief is sought;

1.1.9

references to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that legal jurisdiction to the English legal term;

1.1.10

references to “indemnify” and “indemnifying” any person against any liability or circumstance include indemnifying him and keeping him harmless from all actions, claims, demands and proceedings from time to time made against that person and all losses, damages, payments, costs and expenses (including legal costs and expenses on a full indemnity basis) made, suffered or incurred by that person as a consequence of or which would not have arisen but for that liability or circumstance and where any payment made under any indemnity is subject to any Tax or cost or expense which would not have been incurred by the payee but for the payment, it shall be increased by such amount as is necessary to ensure that the payee receives the same net amount as it would have received had the payment not been subject to such Tax, cost or expense save that the payee shall use reasonable endeavours to mitigate any such Tax, cost or expense.

2.	SALE AND PURCHASE
2.1

The Seller shall sell with full title guarantee and transfer with the benefit of the representations, warranties and undertakings in this Agreement and in the Deed of Warranty and free from any Encumbrance and any other right exercisable by third parties other than the Permitted Encumbrances and the Buyer shall buy, with effect from the Effective Time, the CTSL Business as a going concern together with the Assets which are listed below:

2.1.1	the Business Rights subject in all cases to Clause 4;
2.1.2	the benefit (subject to the burden) of the Contracts;
2.1.3	the Equipment;
2.1.4	the Goodwill;
2.1.5	the Intellectual Property of CTSL;
2.1.6	the Computer System;
2.1.7	the Records;
2.1.8	the CTSL Properties including the benefit (subject to the burden) of the Licences;
2.1.9	the Cash shown in the Estimated Statement of Working Capital;

2.1.10	the Receivables shown in the Estimated Statement of Working Capital;
2.1.11	the Customer Prepayments and Seller Prepayments to the extent they are apportioned to the Buyer in the Estimated Statement of Working Capital;
2.1.12	the exclusive right to use the “CTSL”, “CTL” and “Card Tech” names in relation to the CTSL Business; and
2.1.13	all other property, rights and assets owned by the Seller and used, enjoyed or exercised or intended to be used, enjoyed or exercised in the CTSL Business at the Effective Time.
3.	ASSUMED LIABILITIES
3.1

Effective from the Completion Date, the Buyer shall in reliance on the representations warranties and undertakings in this Agreement and in the Deed of Warranty assume and agree to pay, discharge or perform (as appropriate) the Assumed Liabilities listed below:

3.1.1	the Payables shown in the Estimated Statement of Working Capital;
3.1.2	subject to Clause 2.1.2, the burden of the Contracts but excluding any liability of the Seller relating to such Contracts in respect of any time up to the Effective Time;
3.1.3	the Periodic Outgoings, to the extent that they are apportioned to the Buyer in the Estimated Statement of Working Capital;
3.1.4	the liabilities listed in Schedule 2.
3.2

The Buyer hereby undertakes to the Seller that the Buyer will duly and properly perform, assume and pay and discharge when due, and indemnify and hold harmless the Seller against any Assumed Liabilities and any and all Costs incurred or suffered by the Seller in relation thereto.

3.3

The Buyer undertakes to the Seller that within a reasonable time on or after Completion it will deliver such documents, instruments or agreements or take such other action as the Seller may reasonably request in order to effect the release and discharge of the Seller in respect of any Assumed Liabilities and the substitution of the Buyer as the primary obligor in respect of such Assumed Liabilities.

4.	EXCLUDED ASSETS AND LIABILITIES
4.1	The sale of the Assets and the CTSL Business to the Buyer shall not include the following Excluded Assets and Excluded Liabilities:
4.1.1	any assets of the Seller which are not used wholly or partly in the CTSL Business;
4.1.2	any shares, stock, loan capital, debentures or other securities of any body corporate or any unincorporated person, or any partnership interests held or owned by, or in the name of, the Seller otherwise than pursuant to the CTL (Malaysia) Agreement;

4.1.3	any Customer Prepayments, Seller Prepayments and Periodic Outgoings, to the extent that they are apportioned to the Seller in the Estimated Statement of Working Capital and;
4.1.4	any Payables not shown in the Estimated Statement of Working Capital;
4.1.5	any contracts which are not Contracts save for the Business Rights.
4.2

Nothing in this Agreement shall transfer or be deemed to transfer to the Buyer any debts, liabilities or obligations of any nature whatsoever not specifically assumed by the Buyer pursuant to Clause 3, and for the avoidance of doubt such Excluded Liabilities and Excluded Assets shall include, without limitation:

4.2.1	Taxes relating to the CTSL Business with respect to any period prior to the Effective Time;
4.2.2	any debt, liability or obligation whatsoever pertaining to any Excluded Asset;
4.2.3	any liability of the Seller relating to any Contracts in respect of any time up to Effective Time;
4.2.4

any debt, liability or obligation whatsoever in respect of any contracts which are not Contracts, including, without limitation, liabilities in relation to the Insurance Policies maintained by the Seller in relation to the CTSL Business and the Assets;

4.2.5	any debt, liability or obligation whatsoever under or relating to any Pension Plan, whether or not such debt, liability or obligation arises prior to or after the Effective Time;
4.2.6	any debt, liability or obligation whatsoever relating to, resulting from or arising out of the operation of the CTSL Business prior to the Effective Time except as set out in Clause 3;
4.2.7	the Customer Prepayments, Seller Prepayments and Periodic Outgoings to the extent that they are apportioned to the Seller in the Estimated Statement of Working Capital; or
4.2.8	the Payables to the extent that they are apportioned to the Seller in the Estimated Statement of Working Capital;
4.3

The Seller hereby undertakes to the Buyer (for itself and on behalf of each of the Buyer’s Affiliates) that the Seller will duly and properly perform, assume and pay and discharge when due, and indemnify and hold harmless the Buyer and each of its Affiliates against, any Excluded Liabilities and any and all Costs incurred or suffered by the Buyer in relation thereto.

5.	CONSIDERATION
5.1

The total consideration for the purchase of the CTSL Business, including the Assets, shall be satisfied by the payment at Completion to the Seller of the sum of US$21.0 million (the “CTSL Purchase Price”).

5.2

The CTSL Purchase Price may be subject to adjustment after Completion pursuant to any adjustment arising as a result of the amount of Working Capital of the CTSL Business at the Effective Time as shown in the Statement of Working Capital differing from the amount of the Working Capital of the CTSL Business at the Effective Time as shown in the Estimated Statement of Working Capital of the CTSL Business. Any such adjustment shall be made pursuant to and in accordance with Clause 3 of the Deed of Warranty.

5.3

Any payment made by the Seller to the Buyer under any representations, warranties or undertakings in this Agreement or for any claim for breach of this Agreement shall be treated as a reduction in the CTSL Purchase Price.

6.	VAT
6.1	The CTSL Purchase Price expressed to be payable under this Agreement is exclusive of any VAT.
6.2	The Seller warrants that the business carried on at Completion by the Company is a business in respect of which the company is entitled to recover all input tax (for VAT purposes) suffered by it.
6.3

The Seller and the Buyer intend that the present Clause 6 of this Agreement shall be governed by Cypriot Law on Value Added Tax matters, namely the Cyprus Value Added Tax Law 95 (I) 2000 as amended and the Cyprus Value Added Tax Regulations of 2001 as amended (hereinafter referred to collectively as “Cyprus Value Added Tax Law”).

6.4

The Seller and the Buyer intend that the CTSL Business shall be sold as a going concern for VAT purposes so that the sale is treated as neither a supply of goods nor a supply of services. The Seller and the Buyer shall procure that any notice required to be given in order for such sale to be treated as a going concern shall be given to the Cyprus Tax Authority or to any other relevant Tax Authority in a timely fashion.

6.5

The Seller and the Buyer shall use all reasonable endeavours (including, for the avoidance of doubt, the making of an election or application in respect of VAT to the Cyprus Tax Authority) to secure that the sale of the CTSL Business falls within the requirements provided by the Cyprus Value Added Tax Law, in order for the sale of the CTSL Business to be treated as neither a supply of goods nor a supply of services and by extend it should be treated as a going concern.

6.6

The Seller and the Buyer shall consult together as reasonably necessary for the purposes of the giving of any notice, or the making of any election or application, required by the Cyprus Value Added Tax Law and particularly under the requirements of Article 38 of the said Law regarding the sale of a business as a going concern:

(a)	With a view to procuring that the Cyprus Value Added Tax Law and Article 38 applies:
(i)	The Buyer shall ensure that, on receipt of satisfactory evidence that the Seller is registered for VAT, the Buyer is registered for VAT before the date of actual Completion; and
(ii)	The Buyer warrants that the CTSL Properties are to be used by the Buyer in such a way so as to ensure compliance with the Cyprus Value Added Tax Law and particularly Article 38 of the said Law.
6.7

The Seller and Buyer intend that section 38 (1) (b) and section 43 along with paragraph 5 Schedule 10 of the Cyprus Value Added Tax Law shall apply to the sale of the Assets under this Agreement and accordingly:

(i)	The Seller shall on the date of actual completion deliver to the Buyer all records referred to in section 43 and paragraph 5 Schedule 10
(ii)	The Seller shall not make any request to the Cyprus Tax Authority for those records to be preserved by the Seller rather than the Buyer; and
(iii)	The Buyer shall preserve those records for such period as may be required by the applicable law and during that period permit the Seller reasonable access to them to inspect and make copies of them.
7.	DUBAI BRANCH
7.1

Nothing in this Agreement shall transfer, assign or otherwise dispose of any of the Dubai Business or the Dubai Assets upon signature of this Agreement or upon Completion of this Agreement except pursuant to and in accordance with this Clause 7.

7.2

The transfer and assignment of the Dubai Business and the Dubai Assets shall be conditional upon the Buyer or any of its Affiliates having formed a branch office in the United Arab Emirates in compliance with the laws of the United Arab Emirates.

7.3

The Buyer shall use all reasonable efforts to form a branch office in the United Arab Emirates as soon as reasonably practicable after Completion and in any event within 6 months after Completion. The Buyer shall inform the Seller promptly upon the Buyer having formed a branch office in compliance with Clause 7.2.

7.4	Within 5 Business Days after notification by the Buyer to the Seller pursuant to Clause 7.3 the Buyer and Seller shall take all actions in relation to the Dubai

Business and the Dubai Assets to effect the transfer and assignment thereof to the Buyer which the Buyer and Seller would have been obligated to effect at Completion in respect thereto had Clause 7.1 not applied.

7.5

Pending the implementation of Clause 7.4 the Seller shall continue to hold the Dubai Business and the Dubai Assets on trust for the Buyer and account promptly to the Buyer for any sums or other benefits received by the Seller in relation thereto as soon as reasonably practicable following receipt subject to the Buyer promptly paying to the Seller an amount equal to the costs of continuing to operate the Dubai Business pending implementation of Clause 7.4.

7.6	The Seller shall ensure that pending such implementation pursuant to Clause 7.4:
(a)

the Dubai Business and the Dubai Assets shall be operated in the ordinary course in accordance with all applicable legal and administrative requirements and so as to maintain it as a going concern, and not to do anything which is out of the ordinary course of business without the prior written consent of the Buyer such consent not to be unreasonably withheld or delayed;

(b)

it shall take all reasonable steps to preserve and protect the Dubai Business and Dubai Assets and not acquire or dispose of or transfer any asset, incur any liability, obligation or expense, or enter into, amend or terminate a material agreement other than in the ordinary course of business on normal arm’s length terms without the prior written consent of the Buyer such consent not to be unreasonably withheld or delayed;

(c)	it shall continue to use and manage the Properties comprised within the Dubai Assets in accordance with its normal practice and policies and in particular not grant any consent or licence for:
(i)	the assignment or underletting of a Letting;
(ii)	the change of any use permitted by a Letting; or
(iii)	any alterations or additions to any Property;
(d)	it shall not alter or agree to alter any terms of employment or benefits of any Dubai Employees or alter any working practices or collective agreement relating to such practices;
(e)

it shall not amend, discontinue (wholly or partly), initiate or enter into any arrangement, plan, proposal or practice providing retirement benefit or pension or death or disability benefits, a plan, proposal or communicate to any Dubai Employees or prospective employees of the Dubai Business and intention to amend, discontinue (wholly or partly), initiate or enter into any of the same;

(f)

it shall not enter into any death, retirement, profit sharing, bonus, share option, share incentive or other scheme for the benefit of any of its officers or employees or make any variation (including, but without limitation, any increase in the rates of contribution) to any such existing scheme or effect any key man insurance in respect of any Dubai Employees; or

(g)

it shall not employ or agree to employ or engage or agree to engage any persons in connection with the Dubai Business (save those persons to whom an offer of employment has been made prior to the date of this Agreement and whose details have been disclosed to the Buyer in writing prior to the date of this Agreement) without the prior consent of the Buyer such consent not to be unreasonably withheld or delayed.

7.7

No further purchase price or consideration shall be due or payable to the Seller upon implementation of Clause 7.4 save for any payments due to the Seller under Clause 7.5, it being acknowledged that the CTSL Purchase Price includes any and all purchase price and consideration due from the Buyer to the Seller in respect of the Dubai Business and the Dubai Assets.

8.	COMPLETION
8.1	Completion shall take place at the offices of the Buyer’s Solicitors immediately after signature of this Agreement.
8.2	At Completion, the Seller shall deliver or procure the delivery to the Buyer or the Buyer’s Solicitors of the following at all times taking into account the requirements of Clause 7:
8.2.1	all CTSL Buy-out Agreements in a form acceptable to the Buyer acting reasonably;
8.2.2	evidence satisfactory to the Buyer that the CTSL Buy-out Agreements having been completed in all respects;
8.2.3	all Assets capable of transfer by delivery;
8.2.4

such conveyances, transfers, assignments and novations in the Agreed Form including duly executed assignments of the leasehold CTSL Properties, duly executed assignments of the Goodwill, Intellectual Property Rights of CTSL including the Unregistered Intellectual Property Assignment and assignments/novations of the Contracts (including the CTSL Intellectual Property Licences In and the CTSL Intellectual Property Licences Out), all in the Agreed Form together with the requisite documents of title and relevant Third Party Consents as the Buyer may require to vest in the Buyer title to all of those Assets and which will permit the Buyer to enter into and take possession of the CTSL Business and Assets in each case as agreed by the Buyer and the Seller not later than 2 Business Days prior to Completion;

8.2.5	all documents of title, certificates, deeds, licences, agreements and other documents relating to the Intellectual Property Rights of CTSL and all manuals, drawings, plans, documents and other materials and media on which any Confidential Information or other Intellectual Property Rights of CTSL are recorded in each case as agreed by the Buyer and the Seller not later than 2 Business Days prior to Completion;

8.2.6	the Records; and
8.2.7

a certified copy of a resolution of the board of directors of the Seller approving this Agreement, the Deed of Warranty and any agreement to be entered into by or document to be signed by or on behalf of the Seller pursuant to this Agreement or the Deed of Warranty or as referred to in either such agreement and authorising the execution by each person executing a document on behalf of the Seller, and the performance by the Seller, of all such agreements and documents.

8.3	At Completion, the Seller shall give vacant possession of all the CTSL Properties to the Buyer subject to such CTSL Properties containing the Assets at Completion.
8.4	As soon as practicable after Completion, the Seller shall deliver or procure the delivery to the Buyer or the Buyer’s Solicitors of the following:
8.4.1

the deeds and documents relating to the title to (including certified copies of all documents held by mortgagees) the CTSL Properties, releases from any mortgages, charges and liens, any VAT elections, Health and Safety files for the CTSL Properties (or copies where the original is kept by the landlord) and all associated copyright licences, releases from guarantees, premium receipts, health and safety files, maintenance contracts and other documents relating thereto.

8.5	At Completion, the Buyer shall:
8.5.1

pay the CTSL Purchase Price by way of wire transfer to the account of the Seller as notified to the Buyer’s Solicitors by or on behalf of the Seller by not later than 2 Business Days prior to Completion; and

8.5.2

deliver or procure the delivery to the Seller of a certified copy of a resolution of the Buyer’s board of directors approving any agreement to be entered into by or document to be signed by or on behalf of the Buyer pursuant to this Agreement or the Deed of Warranty or as referred to in either such agreement authorising the execution by each person executing a document on the Buyer’s behalf, and the performance by the Buyer of this Agreement and any such agreement or documents.

8.6

Subject to Clause 7 the Buyer shall not be obliged to complete this Agreement unless the Seller complies fully with the requirements of Clauses 8.2 and 8.3 and the Seller shall not be obliged to complete this Agreement until the Buyer complies fully with Clause 8.5.

8.7	Subject to Clause 7 if the requirements of Clauses 8.2 and 8.3 or 8.5 are not complied with on the Completion Date, the Buyer in the case of failure by the

Seller to comply with Clauses 8.2 and 8.3 or the Seller in the case of failure by the Buyer to comply with Clause 8.5 may, without prejudice to any other rights or remedies which it may have:

8.7.1	defer Completion to a date not more than 20 Business Days after that date (in which case this Clause shall apply to Completion as so deferred); or
8.7.2	terminate this Agreement.
8.8	The Buyer shall not be obliged to complete the sale and purchase of any of the CTSL Business and Assets unless the sale and purchase of all the CTSL Business and Assets is completed simultaneously.
9.	PASSING OF TITLE AND RISK IN THE ASSETS AND THIRD PARTY CONSENTS
9.1

Title to and risk in respect of those Assets transferred at Completion shall pass to the Buyer on Completion and title to and risk in respect of those Assets transferred after Completion (if any) shall pass to the Buyer at the time of transfer.

9.2

The Seller undertakes, with effect from the Completion Date, to assign to the Buyer or procure the assignment to the Buyer of all Contracts which are capable of assignment without the consent of the other parties thereto or in respect of which consent of the other parties has been obtained prior to Completion.

9.3

After Completion and until each Asset has been delivered or formally transferred or assigned or novated to the Buyer, the Seller shall be deemed to hold such Assets on trust for the Buyer and account to the Buyer for any sums or other benefits received by the Seller in relation thereto as soon as reasonably practicable following receipt. To the extent that the Seller is able under law or the terms of any agreement to grant such rights to the Buyer, the Seller shall procure at the Buyer’s cost that the Buyer shall be entitled to the benefit, use and enjoyment of those Assets as against the Seller, to receive the income therefrom, and to have the right of enforcement of any Business Rights, if any, and, where the said Asset is the benefit of a Contract, to the extent that such sub-contracting is permissible under the terms of such Contract, the Buyer shall act as the Seller’s sub-contractor and perform all the obligations of the Seller under such Contract.

9.4

Where any Third Party Consent is required to transfer any Asset (including, without limitation, any Contract) to the Buyer and such Third Party Consent has not been obtained at or prior to Completion, the sale of that Asset shall be conditional on such Third Party Consent and the Seller shall use all reasonable endeavours both before and after the Completion Date to obtain such consent as soon as possible following Completion and to effect any transfer or assignment or novation of that Asset at the request of the Buyer after receipt of the Third Party Consent, and the Buyer shall use reasonable endeavours to co-operate with the Seller for such purposes. If any Third Party Consent is not forthcoming, the Seller shall continue to hold such Asset on trust for the Buyer on the same terms as those set out in Clause 9.3 above.

9.5

Unless and until any Contracts shall be novated or assigned, the Seller shall (so far as it may lawfully do so) act under the direction of the Buyer in all matters relating to such orders and Contracts for so long as the Seller is authorised or required to do so by the Buyer and shall not without the Buyer’s prior written consent make or effect any compromise, release, waiver or settlement of or otherwise take any action in relation to such Contracts or any other rights arising under the same to the extent they are Business Rights or Assumed Liabilities.

9.6

In any case where a Third Party Consent is required in connection with the novation or assignment of a Contract and such consent is not forthcoming or is refused, the Seller shall use all reasonable endeavours to make such arrangements as may be acceptable to the Buyer for assuring to the Buyer the benefit of such Contracts.

9.7

If the benefit of a Contract or a Business Right cannot be transferred to the Buyer except by obtaining a Third Party Consent, this Agreement does not constitute an assignment or an attempted assignment or sub-contracting or attempted sub-contracting of the Contract or Business Rights if there is a material risk that the assignment or attempted assignment or sub-contracting or attempted sub-contracting would cause a third party to repudiate the Contract or would constitute a breach of the Contract.

9.8	This Clause 9 is subject to Clause 7 in respect of the Dubai Business and the Assets.
10.	PERFORMANCE OF CONTRACTS
10.1

The Seller shall procure that up to the Effective Time the Contracts are carried out in the ordinary course and in a proper and workmanlike manner in accordance with their terms and that the Buyer shall receive the benefit of the Contracts.

10.2

The Seller shall indemnify the Buyer against all losses, claims, costs, charges, demands, proceedings or judgments (including, without limitation, legal costs incurred in connection therewith) and expenses suffered or incurred by the Buyer as a result of the Seller’s performance of its obligations under each Contract to the extent that such losses, claims, costs, charges, demands, proceedings or judgments are attributable to the Seller’s act or omission before the Effective Time.

10.3

Subject to Clause 9 and Clause 10.5, the Buyer shall procure that with effect from Completion and subject to the Buyer receiving the benefit of the Contracts, the Contracts are carried out in the ordinary course and in a proper and workmanlike manner in accordance in all material respects with their terms.

10.4

Subject to Clause 9 and Clause 10.5, the Buyer shall indemnify the Seller against all losses, claims, costs, charges, demands, proceedings or judgments (including, without limitation, the legal costs incurred in connection therewith) and expenses suffered or incurred by the Seller as a result of the Buyer’s performance of the obligations under each Contract to the extent that such losses, claims costs, charges, demands, proceedings or judgments are attributable to the Buyer’s act or omission after the Effective Time or in relation to Contracts not transferred until after Completion, after the time of transfer.

10.5

In accordance with Clause 9.5, until the relevant Third Party Consent in relation to a Contract has been obtained or achieved the Seller shall do each act and thing reasonably requested by the Buyer to enable proper performance of the Contract and to provide for the Buyer to enjoy the benefit of the Contract.

10.6	Nothing in Clause 10 shall affect or compromise a right of action that the Buyer has or would otherwise have had against the Seller under this Agreement in respect of the Contract in question.
10.7

The Buyer and the Seller agree that when any Contract becomes due for renewal or the term of the relevant Contract expires, the Buyer and the Seller will use all reasonable endeavours to persuade the relevant counter-party to renew such Contract with the Buyer.

10.8	This Clause 10 is subject to Clause 7 in respect of the Dubai Business and the Dubai Assets.
11.	REIMBURSEMENT AND APPORTIONMENT OF CONTRACTUAL PAYMENTS AND PERIODIC OUTGOINGS
11.1

All Periodic Outgoings, Seller Prepayments and Customer Prepayments in respect of any period commencing before the Effective Time and ending after the Effective Time shall be apportioned in the Estimated Statement of Working Capital and Statement of Working Capital as set out below in this Clause 11.

11.2	All Periodic Outgoings shall be the responsibility of:
11.2.1	the Seller to the extent that they accrue or have accrued in respect of any period ending on or before the Effective Time;
11.2.2	the Buyer to the extent that they accrue or have accrued in respect of any period after the Effective Time; and
11.2.3

all such Periodic Outgoings shall where appropriate be apportioned between the Buyer and the Seller on a time basis and such apportionment shall be set out in the Estimated Statement of Working Capital and Statement of Working Capital.

11.3

Any Seller Prepayments shall be set out in the Estimated Statement of Working Capital and Statement of Working Capital. In the case of goods or services to be supplied partly before and partly after the Effective Time, the Estimated Statement of Working Capital and Statement of Working Capital shall apportion Seller Prepayments between the Buyer and the Seller in accordance with the Relevant Accounting Principles.

11.4

Any Customer Prepayments shall be set out in the Estimated Statement of Working Capital and Statement of Working Capital. In the case of goods or services to be supplied partly before and partly after the Effective Time, the Estimated Statement of Working Capital and Statement of Working Capital shall apportion Customer Prepayments between the Buyer and the Seller in accordance with the Relevant Accounting Principles.

11.5	The Buyer and Seller shall effect this Clause 10 as if the Dubai Business and the Dubai Assets had been assigned, purchased or otherwise transferred to the Buyer at Completion.
12.	PAYABLES AND RECEIVABLES
12.1

The Buyer shall use all reasonable endeavours to collect the Receivables referred to in Clause 2.1.10 in a manner as closely as possible approximating to the manner in which Receivables were collected by the Seller prior to the Effective Time. The Buyer shall not be required to take or threaten legal proceedings to recover such Receivables where such steps would not have been part of the normal routine of the Seller in collecting Receivables.

12.2	The Buyer shall pay the Payables referred to in Clause 3.1.1 in a manner as closely as possible approximating to the manner in which Payables were paid by the Seller prior to the Effective Time.
12.3

The Payables referred to in Clause 12.2 which are paid by no later than 70 Business Days after Completion and the Receivables referred to in Clause 12.1 which are received by no later than 70 Business Days after Completion by the Buyer shall be shown in the Statement of Working Capital. If the amount actually paid by the Buyer in respect of the Payables referred to in Clause 3.1.1 by no later than 70 Business Days after Completion is more or less than the amount of such Payables as shown in the Estimated Statement of Working Capital or if the amount actually received by the Buyer in respect of the Receivables referred to in Clause 2 by no later than 70 Business Days after Completion is more or less than the amount of such Receivables as shown in the Estimated Statement of Working Capital, the Statement of Working Capital shall be adjusted so the amount of such Payables and Receivables as shown in the Statement of Working Capital shall reflect the amounts actually paid or received by the Buyer in accordance with this Clause 12.3.

12.4

The Buyer shall be entitled to prepay any such Payables before they become due and payable if in the Buyer’s opinion to do so is necessary or desirable to protect the goodwill attaching to the CTSL Business after the Effective Time.

12.5

The Seller and any of its directors, officers or employees may only deal with or contact a person who is liable to make payment of any such Receivable or who is entitled to receipt of any such Payable with the prior written consent of the Buyer and if the Seller shall receive any communication or payment in respect thereof it shall immediately pass the same to the Buyer.

12.6	The Buyer and Seller shall effect this Clause 12 as if the Dubai Business and the Dubai Assets had been assigned, purchased or otherwise transferred to the Buyer at Completion.
13.	EMPLOYEES

The parties agree to observe and perform the provisions of Schedule 6 in relation to the Employees (including the Dubai Employees) and the Consultants.

14.	CTSL PROPERTIES

The parties shall observe and perform the provisions of Schedule 7.

15.	ACTION AFTER COMPLETION
15.1	As soon as practicable after Completion, the Seller shall join with the Buyer in sending out:
15.1.1

a notice in the Agreed Form as set out in Schedule 9 to all the Seller’s customers and a similar notice to such other third parties as the Buyer shall reasonably request informing them of the transfer of the CTSL Business; and

15.1.2	a letter to the Employees (other than the Dubai Employees) in the Agreed Form as set out in Schedule 9.
15.2	All letters, notices, correspondence, information or enquiries relating to the CTSL Business or the Assets which are received by the Seller after Completion will be passed to the Buyer forthwith.
15.3

The Seller shall procure that the names of the Seller and any member of the Sellers’ Group or any Affiliate thereof will be changed within five Business Days of Completion to exclude the words “CTSL”, “CTL”, “Card Tech”, “Card Technology”, any confusingly similar words or names and any words or names which may suggest a connection with the CTSL Business. The Seller acknowledges that reputation and goodwill are attached to the names “CTSL”, “CTL”, “Card Tech” or Card Technology, and that the Buyer is acquiring all rights in that name under this Agreement.

15.4

The Seller shall and on being required to do so by the Buyer do or execute or procure the doing or executing of all acts and documents necessary to vest in the Buyer the full benefit of the CTSL Business and the Assets.

15.5

The Seller shall procure that such books and records as are not included in the Records but which contain information which should be provided to the Buyer or which it may reasonably require for the purpose of the CTSL Business or any Tax or other return in connection with it, are properly and diligently maintained and that as from Completion are made available for inspection and copying by representatives of the Buyer during business hours on reasonable advance notice being given for a period of 6 years from Completion.

15.6

For twelve months starting on the Completion Date the Seller shall give to the Buyer, at the Buyer’s cost, such information and assistance as the Buyer shall reasonably request in connection with the CTSL Business and the Assets.

15.7

The Buyer shall make available the Records which are delivered to the Buyer pursuant to this Agreement (or, where relevant, such parts of such Records as exist at the date hereof) for inspection by the Seller during business hours on reasonable advance notice being given for a period of 6 years from Completion.

15.8

The parties agree that as soon as practicable after Completion they will seek to agree an apportionment of the Purchase Price and any adjustment thereto (under Clause 5.2 of this Agreement) between the various Assets. Such apportionment is to be based on the respective market value of each of such Assets. To the extent that such apportionment among Assets other than goodwill results in a difference between the Purchase Price and any said adjustment thereto and the total amount so apportioned such difference shall be attributed to goodwill. If such agreement cannot be reached within 45 days of Completion referral shall be made for determination of such apportionment to an independent member of the Institute of Chartered Accountants (or an equivalent body in any other jurisdiction including Cyprus) specialising in the valuation of assets of the type of assets concerned as determined by the President for the time being of that institution. Such specialist shall also be authorised to determine how costs of obtaining his opinion should be allocated between the parties hereto.

16.	POST-COMPLETION RESTRICTIONS ON THE SELLER’S BUSINESS ACTIVITIES
16.1	The Seller shall not either alone or in conjunction with or on behalf of any other person, do any of the following activities without the prior written consent of the Buyer:
16.1.1	carry on or be engaged by or be interested in any Competing Business for a period of 24 months from the Completion Date;
16.1.2

use for any purposes the names “CTSL”, “CTL”, “Card Tech”, “Card Technology” or any company name, trade or business name, domain name or distinctive mark, style or logo used by the Seller at any time during the 2 years leading up to and including Completion or any confusingly similar words, names, marks, styles or logos or any words, names, marks, styles or logos which might suggest a connection with the CTSL Business;

16.1.3

for a period of 24 months from the Completion Date solicit, entice away from or approach in competition with the Buyer or attempt to solicit, entice away from or approach in competition with the Buyer any Employee engaged in a managerial, supervisory, programming, technical or sales capacity or any consultant to the CTSL Business (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of the CTSL Business); or

16.1.4

for a period of 24 months from the Completion Date solicit, entice away from or approach in competition with the CTSL Business attempt to solicit, entice away from or approach in competition with the CTSL Business any person who:

(a)	was provided with goods or services by the CTSL Business, or provided goods or services to the CTSL Business, at any time during the 2 years up to and including Completion; or
(b)	was negotiating with the Seller for the supply of goods or services by or to the CTSL Business at any time during the 12 months up to and including Completion; or
16.1.5

deliberately act in a manner harmful to the goodwill of the CTSL Business (as subsisting at the date of this Agreement) or deliberately omit to act where the consequence of such omission is likely to be harmful to the goodwill of the CTSL Business (as subsisting at the date of this Agreement).

16.2	The Seller shall not use or disclose any Confidential Information, other than as required by law or a regulatory body to which they are subject.
16.3

The Seller shall and on being reasonably required to do so by the Buyer now or at any time in the future, do or execute or procure the doing or executing of all acts and documents necessary to implement this Clause.

16.4

Each of the restrictions in this Clause 16 are considered by the parties to be reasonable for the legitimate protection of the business and goodwill of the CTSL Business but each of them is separate and severable and if a restriction in this Clause 16 is held to be illegal, invalid or unenforceable, in whole or in part, that restriction shall be ineffective to the extent of such illegality, invalidity or unenforceability without rendering illegal, invalid or unenforceable the remaining restrictions which will continue to bind the Seller.

16.5

The Seller shall procure that no later than 20 Business Days after Completion a certified copy of a resolution of the shareholders of the Seller approving this Agreement, the Deed of Warranty and any other agreement to be entered into by or document to be signed by or on behalf of the Seller pursuant to this Agreement or the Deed of Warranty is provided to the Buyer.

17.	ANNOUNCEMENTS
17.1

Subject to Clause 17.2, no announcement or public statement concerning the existence, subject matter or any term of this Agreement shall be made by or on behalf of any party without the prior written approval of the Buyer and the Seller, such approval not to be unreasonably withheld or delayed.

17.2

This Clause 17 shall not apply to any announcement or public statement by any party required by law, or the rules of any regulatory or governmental body to which such party is subject, including the rules of a recognised investment exchange (as defined in the FSMA) or any stock exchange on which any securities of the relevant party are listed, in which case the party concerned shall make all reasonable attempts to agree the contents of such announcement or statement with the other party before it is made.

18.	ASSIGNMENT
18.1

This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable, save that the Buyer may at any time assign all or any part of its rights and benefits under this Agreement and any agreement referred to herein, including the Deed of Warranty and any other indemnities, undertakings and obligations given or undertaken by the Seller and any cause of action arising under or in respect of any of them, provided such assignment is in connection with the transfer of all of the CTSL Business to any member of the Buyer’s Group. Every such assignee shall be entitled to enforce the benefits conferred upon it by such assignment and this Clause 18.1 directly against the Seller as permitted by the Contracts (Rights of Third Parties) Act 1999 and for that purpose each such assignee shall be entitled to the benefit of and be subject to all the provisions of this Agreement in any way relevant to the rights assigned to it and conferred upon it by this Clause 18.1.

19.	RIGHTS OF THIRD PARTIES

Except as provided in Clause 18 or as provided in the Deed of Warranty, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from such Act.

20.	ENTIRE AGREEMENT AND VARIATION
20.1

This Agreement and the Deed of Warranty and the documents referred to in either of them constitutes the entire agreement between the parties and supersedes and replaces any previous agreement, understanding, undertaking, representation, warranty and arrangement of any nature whatsoever between the parties in relation to the subject matter of this Agreement.

20.2	Nothing in this Agreement shall have the effect of limiting or restricting any liability of the Seller arising as a result of fraud, deliberate non-disclosure or wilful concealment.
20.3	Any variation of this Agreement must be in writing and signed by each party or, in the case of a body corporate, a duly authorised officer or representative of such party.

21.	WAIVER

A delay in exercising, or failure to exercise, any right or remedy under this Agreement does not constitute a waiver of such right or remedy or other rights or remedies nor shall either operate so as to bar the exercise or enforcement thereof.

22.	CUMULATIVE RIGHTS AND REMEDIES

Except where this Agreement expressly provides otherwise, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights and remedies provided by law and no single or partial exercise of any right or remedy under this Agreement or provided by law shall hinder or prevent further exercise of such or other rights or remedies.

23.	EFFECT OF COMPLETION

Except to the extent that they have been performed and except where the Agreement provides otherwise, the warranties, representations, indemnities and obligations contained in this Agreement or the Deed of Warranty remain in force after Completion.

24.	SET-OFF

No set-off or counterclaim in respect of any payment due under this Agreement shall be permitted unless specified in this Agreement or the Deed of Warranty.

25.	COSTS

Save as otherwise expressly stated in this Agreement, each party shall pay its own costs in connection with the negotiation, preparation and implementation of this Agreement and all agreements ancillary to it.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered constitutes an original of this Agreement, but all the counterparts shall together constitute one and the same agreement. No counterpart shall be effective until each party has executed at least one counterpart.

27.	NOTICES
27.1

A notice or other communication given under this Agreement shall be in writing and shall be served by delivering it to the party due to receive it at the address set out in this Clause 27 and shall be deemed to have been delivered in accordance with this Clause 27.

27.2	The parties’ addresses and fax numbers for the purposes of this Agreement are:

TSYS Card Tech Services Ltd
90 Archbishop Makarios III, P.C. 1660, Nicosia, Cyprus
For the attention of : David Chew, Director
Fax number: +44(0) 1904562074
CTL Card Tech Services Ltd
Neoptolemou, 6 Nicosia, Cyprus
For the attention of : Bashar Chalabi, Director
Fax number:

or such other address or fax number as the relevant party notifies to the other parties, which change of address shall only take effect if delivered and received in accordance with this Clause.

27.3	A notice so addressed shall be deemed to have been received:
27.3.1	if personally delivered, at the time delivery;
27.3.2	if sent by pre-paid first class post, recorded delivery or registered post, two Business Days after the date of posting to the relevant address;
27.3.3	if sent by registered air-mail, five Business days after the date of posting to the relevant address; and
27.3.4

if sent by fax, on successful completion of its transmission as per a transmission report from the machine from which the fax was sent, save that if such notice of communication is received after the end of normal working hours (and “normal working hours” shall be deemed to be 8.30 am to 5.30 pm on any Business Day in the country of the recipient), such notice or communication shall be deemed to have been received on the next Business Day.

27.4	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by electronic mail.
28.	GOVERNING LAW

This Agreement is governed by, and shall be construed in accordance with, English law.

29.	JURISDICTION

The parties irrevocably agree that the courts of England have exclusive jurisdiction to decide and to settle any dispute or claim arising out of or in connection with this Agreement (“Proceedings”).

30.	SERVICE OF PROCESS
30.1

The parties agree that if a party ceases to be registered in England (in the case of a company) or ceases to be resident in England (in the case of an individual) such party shall, prior thereto appoint a process agent. Accordingly, Proceedings may be served on the relevant party at the address as referred to in Clause 27 or if such party is not registered or resident (as the case may be) in England by being served on such party’s appointed process agent pursuant to Clause 30.

30.2

The relevant party shall appoint a process agent as soon as reasonably practicable and in any event not later than the date upon which such party ceases to be registered or resident in England or not later than 10 Business Days after of a then existing appointment of a process agent ceasing to be effective or such process agent for any reason ceasing to act as process agent for the relevant party and failing which the party who may wish to serve Proceedings on the relevant party may appoint a new or replacement process agent (as the case may be) to accept service of process on behalf of the relevant party by notice to that party. This Clause does not affect the right to serve process in any other manner permitted by law.

30.3	CTSL hereby appoints Scrip Secretaries Limited of 17 Hanover Square, London, W15 1HU (fax number +44(0) 1904562074 as its process agent pursuant to this Clause 30.
30.4	Cyprus Buyer hereby appoints King & Spalding International LLP of 25 Cannon Street, London EC4M 5SE (fax number +44 (0) 207 551 7575) as its process agent pursuant to this Clause 30.

SIGNED BY THE PARTIES OR THEIR DULY AUTHORISED REPRESENTATIVES

EXECUTED by the parties:

Signed by Bashar Chalabi	)
for and on behalf of	)
CTL Card Tech Services Limited	)

/s/Bashar Chalabi	Signature

Signed by Bruce L. Bacon	)
as attorney for and on behalf of	)
TSYS Card Tech Services Limited	)

/s/Bruce Bacon	Signature